UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 6, 2012.

•	Press Release dated November 22, 2012.

•	Press Release dated November 26, 2012.

•	Press Release dated November 26, 2012.

•	Press Release dated November 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	December 3, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Selected to Provide Crude Oil Pipeline for Deepwater Gulf of Mexico Development

CALGARY, ALBERTA; HOUSTON, TEXAS – November 6, 2012 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it will build, own and operate a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation (NYSE: APC), to an existing third-party pipeline system. The lateral pipeline is expected to be operational by 2016. Construction of the pipeline is subject to finalization of definitive agreements and sanction of the development by Anadarko and its project co-owners.

The Heidelberg lateral will originate in Green Canyon Block 860, approximately 200 miles southwest of New Orleans and in 5300 feet of water. The pipeline will be 20 inches in diameter and approximately 34 miles in length.

“We are pleased to be working with Anadarko and the Heidelberg producers,” said Leon Zupan, President, Gas Pipelines. “The Heidelberg lateral pipeline is an attractive investment opportunity for Enbridge. It also furthers our objective of diversifying our offshore business to include facilities that support the substantial crude oil discoveries in the deepwater of the US Gulf Coast.”

Enbridge’s offshore pipelines transport approximately 40 per cent of the natural gas produced in the deepwater Gulf of Mexico. The company’s offshore assets include interests in 13 natural gas gathering and transmission pipelines and one crude oil pipeline in five major pipeline corridors off the coasts of Louisiana and Mississippi.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise. Visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Terri Larson, APR Media Toll Free: (877) 496-8142 Email: terri.larson@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Undertake $1.8 Billion Edmonton to Hardisty Mainline Expansion Program

Calgary, Alberta, November 22, 2012 – Enbridge Inc. (NYSE, TSX:ENB) announced today that its wholly owned subsidiary, Enbridge Pipelines Inc., has reached agreement with shippers on the terms of a $1.8 billion expansion of its mainline system between Edmonton and Hardisty, Alberta. The expansion will include a new 36-inch line, plus additional tankage and terminal facilities at Edmonton and Hardisty. Initial capacity of the new line will be 570,000 barrels per day (bpd) with expansion potential to 800,000 bpd; and a target in service date in mid-2015.

The new line and facilities will be included within Enbridge Pipelines Inc.’s Mainline Competitive Toll Settlement (CTS) agreement with the addition of a $0.25 surcharge on all Edmonton to Hardisty shipments. The agreement also provides for an adjustment to receipt tankage fees if the utilization of the new facilities falls below the planned level. Construction of the facilities will require regulatory approval.

“The Edmonton to Hardisty expansion program will align the capability of our system with our shippers’ plans for how their growth in crude oil volumes will be divided between volumes entering our system at the Edmonton and Hardisty crude oil hubs,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “The agreement with shippers on terms for the expansion continues our collaborative relationship, ensuring that we provide the facilities and services they need to maximize the value of their crude oil.

“The capital for this program was provided for within the $12 billion of highly probable unsecured investment opportunities included in our current funding plans. It is the first major project in this category to achieve commercially secured status, bringing our enterprise-wide commercially secured total to $20 billion.”

Enbridge anticipates filing an application with the National Energy Board by the end of the year. Subject to the receipt of required regulatory approvals, Enbridge expects to begin construction activities as early as the first quarter of 2014. The route of the proposed 179-kilometre pipeline between Edmonton and Hardisty is expected to generally follow the same route as Enbridge’s existing Line 4 Pipeline which will minimize impacts on stakeholders and the environment.

“As a company with long-standing operations in Alberta, we’re committed to ensuring we build and operate our facilities safely, reliably and with respect for local communities and the environment,” said Mr. Wuori. “If approved, the Edmonton to Hardisty expansion project is expected to generate tax benefits and create economic opportunities in local communities where we will strive to use qualified local contractors and businesses as much as possible. Over coming months, Enbridge representatives will be consulting with stakeholders and Aboriginal communities along the right-of-way to seek their input and to provide updates on the project.”

Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, which currently connect six producing oil sands projects, and which, through commercially secured expansions, will connect eight producing oil sands projects by 2014.

More information and a map of the proposed Edmonton to Hardisty expansion project is available at http://www.enbridge.com/EdmontonHardistyPipeline.aspx.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise. Visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Partner in Delivering Bakken Crude by Rail to Philadelphia Refining Markets

CALGARY, Alberta, November 26, 2012 – Enbridge Inc. (“Enbridge”) (TSX, NYSE: ENB) today announced its U.S. subsidiary, Enbridge Rail (Philadelphia) L.L.C., has entered into an agreement with Canopy Prospecting Inc. (“Canopy”) to create the Eddystone Rail Company to jointly develop a unit-train facility and related local pipeline infrastructure near Philadelphia, Pennsylvania to deliver Bakken and other light sweet crude oil to Philadelphia area refineries. The project is expected to handle 80,000 barrels per day (bpd) in the third quarter 2013 and can ultimately be expanded to receive up to 160,000 bpd for subsequent transport by barge or pipeline to nearby refineries as early as mid-2014.

Enbridge will own 75% of the joint venture and serve as operator during construction and operation of the facility. The total estimated capital cost of the project is approximately US$68 million, including interest during construction. Project scope includes leasing portions of Exelon Generation’s Eddystone power generation facility and reconfiguring existing track to accommodate 120 car unit-trains, installing crude offloading equipment, refurbishing an existing 200,000 barrel tank and upgrading an existing barge loading facility. Additional storage and pipelines connecting Eddystone to Philadelphia area refineries are under development.

“The Eddystone Rail Company will be the largest unit-train facility able to receive North Dakota Bakken and other light sweet crudes directly into Philadelphia area refineries” said Jack Galloway, President of Canopy Prospecting, Inc. “At nearly one million barrels per day, the region is second only to Houston in the concentration of light sweet refining capacity. Eddystone will be the first to provide access directly to those refineries from a rail facility.”

In early 2013, Enbridge’s Bakken Expansion Program will add 200,000 bpd of increased export pipeline capacity from the Bakken – 80,000 bpd into Berthold and 120,000 bpd into Cromer, Manitoba – taking Enbridge’s total capacity from North Dakota to 475,000 bpd.

“Rail is the fastest way to provide increased export capacity out of the Bakken, creating a near-term solution to transportation bottlenecks and the resulting crude oil pricing differentials,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “Eddystone is an important step in our longer-term strategy to accommodate the anticipated growth of light crude oil supply and to provide Bakken producers and PADD I refiners cost-effective capacity to premium markets on the eastern side of North America.

“At the same time, Enbridge’s Berthold and Eddystone rail projects will create employment and help the U.S. economy by delivering growing supplies of domestic crude to these once idle or under-utilized U.S. refineries, which have been dependent on more expensive foreign imports.”

Enbridge will proceed with customary environmental, local and regulatory approvals to facilitate in-service in the third quarter of 2013. The company expects to begin stakeholder consultation for the Eddystone project in November 2012 and will share information and seek input from the community surrounding the rail facility. Enbridge is committed to safety and protecting the environment during each phase of project construction and operation.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Canopy Prospecting, Inc.

Canopy Prospecting, Inc. is a privately held Edgemont, Pennsylvania energy company focused on developing and operating niche petroleum midstream and process opportunities in the United States and the Caribbean.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Graham White

Media

(403) 508-6563 or Toll Free: (888) 992-0997

Email: graham.white@enbridge.com

Larry Springer

Media

(877) 496-8142

E-mail: usmedia@enbridge.com

Canopy Prospecting, Inc.

Erik Johnson

Vice President & General Manager

(610) 353-1401

information@canopyprospecting.com

Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces CAD$200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 26, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 8 million cumulative redeemable preference shares, series R (the “Series R Preferred Shares”) at a price of $25.00 per share for distribution to the public. The aggregate gross proceeds will be $200 million. Closing of the offering is expected on December 5, 2012.

The holders of Series R Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding June 1, 2019. The first quarterly dividend payment date is scheduled for March 1, 2013. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.50 per cent. The Series R Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2019 and on June 1 of every fifth year thereafter.

The holders of Series R Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series S (the “Series S Preferred Shares”), subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. The holders of Series S Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.50 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series R Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by Scotia Capital, RBC Capital Markets and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 26, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series R (the “Series R Preferred Shares”), the size of the offering has been increased to 16 million shares. The aggregate gross proceeds will be CAD$400 million. Closing of the offering is expected on December 5, 2012.

The holders of Series R Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding June 1, 2019. The first quarterly dividend payment date is scheduled for March 1, 2013. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.50 per cent. The Series R Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2019 and on June 1 of every fifth year thereafter.

The holders of Series R Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series S (the “Series S Preferred Shares”), subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. The holders of Series S Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.50 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by Scotia Capital, RBC Capital Markets and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com